Exhibit 1

Level 18, 275 Kent Street

Sydney, NSW, 2000

Media

Release

26 JUNE 2020

Westpac acknowledges responsible lending appeal ruling

Westpac acknowledges today’s judgment by the Full Federal Court dismissing ASIC’s appeal from an earlier Federal Court decision regarding Westpac’s responsible lending obligations.

ASIC brought proceedings against Westpac in 2017 in relation to the way Westpac used the Household Expenditure Measure (HEM) benchmark and assessed interest only home loans as part of its serviceability assessment between December 2011 and March 2015.

In 2019 the Federal Court found in favour of Westpac and dismissed ASIC’s proceedings with costs.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	T. (02) 8253 4008
M. 0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.